UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 14, 2019

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,003,821,574	$1,094,716,099
Participant-directed investments at contract value (Notes 2 and 4)	131,582,575	132,899,031
Receivables:
Notes receivable from participants (Note 1)	24,159,475	24,182,156
Participant contributions	2,906,947	2,592,349
Employer contributions	914,892	815,554
Interest and other	1,045,342	560,249
Total receivables	29,026,656	28,150,308
Total assets	1,164,430,805	1,255,765,438
LIABILITIES:
Payable for securities purchased	2,400,433	391,472
Accrued administrative expenses	501,339	316,801
Total liabilities	2,901,772	708,273
NET ASSETS AVAILABLE FOR BENEFITS	$1,161,529,033	$1,255,057,165

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:

Contributions (Note 1):
Participants	$60,576,231
Employer	21,986,662
Rollover	6,695,622
Total contributions	89,258,515

Investment income (Note 2):
Dividend, interest, and other income	16,479,208
Net realized/unrealized depreciation in fair value of investments	(79,078,575)
Total investment loss	(62,599,367)

Interest income on notes receivable from participants	1,152,580

Total additions	27,811,728

DEDUCTIONS:

Distributions to participants	118,675,153
Administrative expenses (Note 2)	2,664,707
Total deductions	121,339,860

DECREASE IN NET ASSETS	(93,528,132)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,255,057,165
End of year	$1,161,529,033

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund for which no proxies are received. The Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($18,500 for 2018) and catch-up contribution ($6,000 for 2018) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There was no noncash contribution for the year ended December 31, 2018.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds")* that include:
•Retirement Income Fund
•Target Retirement 2015 Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund*

* Separately managed accounts, specific to this Plan only.

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or chose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2018 was 5.89%.  Interest rates for outstanding loans as of December 31, 2018 and 2017, ranged from 4.25% to 9.25%.  As of December 31, 2018, participant loans have maturities through 2033.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Prior to 2019, if an employee withdrew pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that could be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions could be withdrawn. Prior to 2019, employees taking a financial hardship were required to take a loan prior to a hardship withdrawal and were subsequently suspended from making contributions to the Plan for six months. Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

Effective April 1, 2006, new participants are automatically vested when they begin participating in the Plan, including the Employer match and any earnings on those contributions.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

Subsequent events were evaluated through June 14, 2019, the date the financial statements issued. Effective January 1, 2019, the Company has amended the Plan to comply with the Bipartisan Budget Act of 2018. Participants are no longer required to take a loan prior to a hardship withdrawal and contributions are no longer suspended as a result of taking a hardship withdrawal.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, separate accounts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the NYSE and are valued at the NYSE closing price on the last business day of the plan year. (See Note 5). The valuation per share of Pinnacle West's common stock was $85.20 and $85.18 at December 31, 2018 and 2017, respectively. The valuation per unit of the Pinnacle West stock fund was $21.00 and $21.01 at December 31, 2018 and 2017, respectively.

Included in investments at December 31, 2018 and 2017, are shares of Pinnacle West common stock amounting to $92,307,384 and $104,147,031, respectively. This investment represents 8% of total investments at December 31, 2018 and 2017, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Fully benefit-responsive synthetic guaranteed investment contracts ("GICs"), which are among the investments held in the Stable Value Fund option, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents GICs on a contract value basis.
(See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, if any, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected in the financial statements.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2018 and 2017, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2015.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

  The Plan's Stable Value Fund includes fully benefit-responsive synthetic guaranteed investment contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive synthetic GICs are included in the Statements of Net Assets Available for Benefits at contract value at December 31, 2018 and 2017 of $132 million and $133 million, respectively. The fully benefit-responsive synthetic GICs earned interest income of $2.7 million during the year ended December 31, 2018.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan recognizes transfers among Level 1, Level 2, and Level 3 based on the fair values at the beginning of the period and are triggered by a change in the lowest significant input as of the end of the period. There were no transfers between the hierarchy levels during the years ended December 31, 2018 and December 31, 2017. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. Furthermore, redemption safeguards are not expected to impact the abilities of participants to transact in the trusts in the future because the Plan holds relatively immaterial amounts of these funds. The Plan has no unfunded commitments to these trusts as of December 31, 2018 and 2017.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2018	2017
Common Stocks	$66,236,319	$73,849,290
Short-Term Investments	12,965,061	7,181,403
Mutual Funds	127,300,394	152,233,366
Pinnacle West Common Stock	92,307,384	104,147,031
Self-Directed Brokerage Account	70,663,524	68,775,951
Total Level 1 assets and total assets classified in the fair value hierarchy	369,472,682	406,187,041
Other:
Common and Collective Trusts (a)	634,348,892	688,529,058
Total Investments at fair value	$1,003,821,574	$1,094,716,099

(a) These investments are valued using NAV as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2018 and 2017, the Plan held 1,083,420 and 1,222,670 shares, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $60,287,954 and $66,254,773, respectively, and a fair value of $92,307,384 and $104,147,031, respectively.  During the year ended December 31, 2018, the Plan recorded dividend income from Pinnacle West common stock of $3,276,329. As of December 31, 2018 and 2017, the Plan held $10,033,935 and $7,181,403, respectively, of short-term investments, with the majority held within the Stable Value Fund, managed by the Trustee.

Transactions under certain investment managers include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2018. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2018	2017
Net Assets Available for Benefits per the financial statements	$1,161,529,033	$1,255,057,165
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,519,201)	(212,209)
Deemed distribution of participant loans	(356,567)	(326,191)
Net Assets per Form 5500	$1,159,653,265	$1,254,518,765

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2018:

Decrease in Net Assets Available for Benefits per the financial statements	$(93,528,132)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2018	(1,519,201)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2017	212,209
Deemed distribution of participant loans - 2018	(356,567)
Deemed distribution of participant loans - 2017	326,191
Net loss per Form 5500	$(94,865,500)

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	HS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ALPHABET INC CL C			$1,634,821
	ANHEUSER-BUSCH INBEV SPN			1,071,058
	COCA COLA CO			1,309,228
	COMCAST CORP CL A			1,532,250
	DARDEN RESTAURANTS INC			381,965
	DIAGEO PLC SPON ADR			496,300
	DISNEY (WALT) CO			1,496,723
	DUNKIN BRANDS GROUP INC			320,600
	EBAY INC			1,541,043
	FACEBOOK INC CL A			1,278,128
	HEINEKEN NV SPN ADR			617,779
	HOME DEPOT INC			1,402,051
	LVMH MOET HENNESSY ADR			635,753
	MARRIOTT INTL INC A			1,517,126
	MCDONALDS CORP			1,238,551
	MICROSOFT CORP			251,386
	NESTLE SA REG ADR			1,354,056
	SCHWAB CHARLES CORP			1,239,587
	SHERWIN WILLIAMS CO			664,947
	STARBUCKS CORP			436,310
	TIFFANY & CO			712,514
	ULTA BEAUTY INC			696,570
	WALMART INC			1,026,979
	WEIGHT WATCHERS INTL INC			695,828
	WILLIAMS-SONOMA INC			1,193,143
	SUBTOTAL			24,744,696

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ALLSTATE CORPORATION			381,172
	ALPHABET INC CL A			129,575
	AMERICAN EXPRESS CO			147,365
	AMERICAN INTL GROUP			289,112
	ANTHEM INC			387,905
	AON PLC			122,829
	APERGY CORP			60,063
	APPLE INC			123,668
	BANK OF AMERICA CORPORATION			716,236
	BERKSHIRE HATHAWAY CL B			1,115,027
	BOEING CO			539,865
	CEMEX SAB DE CV SPON ADR			88,288

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	CHEVRON CORP			669,711
	CHUBB LTD			374,751
	CIGNA CORP			425,801
	CIMAREX ENERGY CO			114,237
	CISCO SYSTEMS INC			875,049
	CITIGROUP INC			604,312
	COCA-COLA EUROPEAN PARTNERS			193,395
	COMCAST CORP CL A			763,878
	CONOCOPHILLIPS			359,323
	CRH PLC SPON ADR			123,476
	CUMMINS INC			212,889
	CVS HEALTH CORP			507,911
	DELTA AIR INC			324,250
	DISCOVER FIN SVCS			247,008
	DOLLAR TREE INC			157,247
	DOVER CORP			133,173
	DXC TECHNOLOGY CO			304,292
	EATON CORP PLC			204,881
	EDISON INTL			189,555
	EQUITY RESIDENTIAL REIT			200,340
	ESSEX PROPERTY TRUST INC			126,774
	EVEREST REINSURANCE GROUP			191,629
	FMC CORP NEW			192,666
	GILEAD SCIENCES INC			286,542
	HOME DEPOT INC			135,738
	HP INC			419,860
	HUNTINGTON BANCSHARES INC			243,430
	JOHNSON & JOHNSON			1,125,053
	JPMORGAN CHASE & CO			982,545
	KEYCORP			234,751
	LABORATORY OF AMER HLDGS			59,642
	LAS VEGAS SANDS CORP			177,334
	LIBERTY GLOBAL PLC CL C			108,401
	LLOYDS BANKING GROUP PLC			108,700
	LOWE'S COMPANIES INC			168,188
	MARATHON PETROLEUM CORP			390,174
	MCKESSON CORP			201,055
	MEDTRONIC PLC			409,957
	MICROSOFT CORP			246,104
	MOSAIC CO NEW			111,816
	NETAPP INC			133,422
	NOBLE ENERGY INC			145,878
	NORDSTROM INC			68,237

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	NOVARTIS AG SPON ADR			349,590
	NOVO-NORDISK A/S CL B ADR			91,449
	NUTRIEN LTD (US)			134,232
	ORACLE CORP			337,135
	OWENS CORNING INC			128,378
	PFIZER INC			817,521
	PROCTER & GAMBLE CO			707,232
	PULTEGROUP INC			71,550
	REGIONS FINANCIAL CORP			187,253
	RIO TINTO PLC SPON ADR			121,539
	ROYAL DUTCH SHELL SP CL A			497,684
	SL GREEN REALTY CORP REIT			231,704
	SOUTHWEST AIRLINES CO			212,181
	TARGET CORP			202,301
	TE CONNECTIVITY LTD			99,907
	TOLL BROTHERS INC			106,364
	TYSON FOODS INC CL A			49,448
	UNION PACIFIC CORP			264,710
	UNITED PARCEL SERVICE INC CL B			146,490
	UNITED TECHNOLOGIES CORP			412,078
	UNITEDHEALTH GROUP INC			153,707
	VERIZON COMM INC			617,633
	WALGREENS BOOTS ALLIANCE INC			232,800
	WELLS FARGO & CO			648,161
	WESTROCK CO			124,948
	WYNDHAM DESTINATIONS INC			103,578
	WYNDHAM HOTELS & RESORTS INC			106,166
	SUBTOTAL			24,510,219

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDUSTRIES INC			123,206
	ACCO BRANDS CORP			86,140
	AECOM			106,186
	AEGION CORP			34,827
	AES CORP			107,684
	AGNC INVESTMENT CORP			139,548
	AIR LEASE CORP CL A			191,713
	ALASKA AIR GROUP INC			101,254
	ALLEGHANY CORP DEL			150,220
	ALLIANCE DATA SYSTEMS CORP			99,203
	ALLY FINANCIAL INC			46,770
	AMC NETWORKS INC CL A			120,791
	AMDOCS LTD			130,106

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	APERGY CORP			77,124
	ARES CAPITAL CORP			59,640
	ARES COMMERCIAL REAL ESTATE			94,201
	ARROW ELECTRONICS INC			245,186
	ASGN INC			171,021
	ASPEN INSURANCE HLDGS LTD			52,110
	ASSURANT INC			46,867
	ASSURED GUARANTY LTD			226,464
	AVERY DENNISON CORP			87,225
	AVNET INC			112,632
	AXIS CAPITAL HOLDINGS LTD			107,153
	BANKUNITED INC			99,700
	BELDEN INC			148,075
	BERRY GLOBAL GROUP INC			64,403
	BLACKSTONE MORTGAGE TRUST INC CL A			100,040
	BMC STK HLDGS INC			104,862
	BOOZ ALLEN HAMILTON HOLDING CL A			67,109
	BOSTON PRIVATE FINANCIAL HOLDINGS			48,516
	BROOKS AUTOMATION INC			83,697
	CADENCE BANCORP CL A			114,540
	CAMBREX CORP			37,684
	CARLISLE COS INC			52,371
	CDK GLOBAL INC			168,346
	CDW CORPORATION			223,131
	CENTERSTATE BANKS CORPORATION			62,531
	CHATHAM LODGING TRUST			70,720
	CHEMED CORP			124,077
	CIENA CORP			213,260
	CIMAREX ENERGY CO			102,586
	COHERENT INC			78,437
	COLONY CAPITAL INC			40,281
	COLUMBIA BANKING SYS INC			41,153
	COMMSCOPE HOLDING CO INC			40,631
	COOPER TIRE & RUBBER COMP			75,038
	COUSINS PROPERTIES INC			52,022
	CROWN HOLDINGS INC			47,556
	CURTISS WRIGHT CORPORATION			73,016
	DIAMONDBACK ENERGY INC			180,302
	E TRADE FINANCIAL CORP			130,411
	EAST WEST BANCORP INC			147,958
	ENERGIZER HLDGS INC			114,275
	ENERPLUS CORP (US)			125,813
	ENERSYS INC			244,704

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ENGILITY HOLDINGS INC			53,590
	ENTERCOM COMMUNICATIONS CORP CL A			52,886
	EQUITRANS MIDSTREAM CORP			36,276
	ESSENT GROUP LTD			180,607
	EVEREST REINSURANCE GROUP			134,358
	EVERTEC INC			70,832
	EXTRACTION OIL & GAS			30,502
	FCB FIN HLDGS INC CL A			54,299
	FERROGLOBE PLC			10,620
	FIDELITY NATIONAL FINANCIAL INC			43,230
	FIRST CITIZEN BANCSHARES			87,476
	FIRST HAWAIIAN INC			88,037
	FIRST MERCHANTS CORP			92,803
	FIRST MIDWEST BANCORP DEL			66,601
	FIRSTCASH INC			114,024
	FLEX LTD			48,559
	FORUM ENERGY TECH INC			30,880
	FRESH DEL MONTE PRODUCE			85,121
	FTI CONSULTING INC			153,472
	GRANITE CONSTRUCTION INC			59,332
	GRAPHIC PACKAGING HOLDING COMPANY			316,342
	GROUP 1 AUTOMOTIVE INC			57,412
	HANMI FIN CORPORATION			63,946
	HANOVER INSURANCE GROUP			108,129
	HD SUPPLY HOLDINGS INC			70,275
	HUNTINGTON BANCSHARES INC			65,155
	HUNTINGTON INC W/I			41,678
	HURON CONSULTING GROUP			141,256
	ICON PLC			161,383
	INSIGHT ENTERPRISES INC			133,660
	JAGGED PEAK ENERGY INC			40,575
	JAZZ PHARMA PLC			87,392
	JEFFERIES FINANCIAL GROUP INC			122,579
	JONES LANG LASALLE INC			108,496
	KAR AUCTION SERVICES INC			264,464
	KOSMOS ENERGY LTD			84,982
	LA Z BOY INC			101,945
	LCI INDUSTRIES			181,562
	LIONS GATE ENT CORP B			23,168
	LITHIA MOTORS INC CL A			198,153
	LPL FINANCIAL HOLDINGS INC			69,631
	MANPOWERGROUP INC			35,575
	MARVELL TECH GROUP LTD			128,257

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MAXIMUS INC			38,989
	MFA FINANCIAL INC			151,750
	MINERALS TECHNOLOGIES INC			139,285
	MOSAIC CO NEW			106,178
	NATIONAL GEN HLDGS CORP			236,822
	NAVIENT CORP			184,913
	NAVIGANT CONSULTING INC			103,968
	NCR CORP			115,931
	NELNET INC CL A			174,606
	NEWFIELD EXPLORATION CO			85,864
	ON SEMICONDUCTOR CORP			58,247
	OWENS CORNING INC			100,538
	OWENS ILLINOIS INC			91,803
	PARSLEY ENERGY INC CL A			135,558
	PATTERSON COMPANIES INC			55,028
	PEAPACK GLADSTONE FINANCIAL			49,277
	PORTLAND GENERAL ELECTRIC CO			53,324
	PQ GROUP HOLDINGS INC			123,367
	PRA GROUP INC			70,088
	PREFERRED BANK LOS ANGELES			71,311
	PROASSURANCE CORPORATION			105,132
	QEP RESOURCES INC			44,826
	QORVO INC			124,254
	RADIAN GROUP INC			86,757
	RAYMOND JAMES FIN INC.			79,023
	REALOGY HOLDINGS CORP			56,122
	REINSURANCE GROUP OF AMERICA			155,655
	RETAIL PROPERTIES OF AMERICA INC			64,460
	SCHOLASTIC CORP			33,818
	SCHWEITZER-MAUDUIT INTL			107,940
	SKECHERS USA INC CL A			173,415
	SL GREEN REALTY CORP REIT			61,366
	SLM CORP			259,089
	STANDARD MOTOR PRODUCTS			57,729
	STARWOOD PROPERTY TRUST INC			145,342
	STEVEN MADDEN LTD			184,102
	STIFEL FINANCIAL CORP			53,515
	SUNCOKE ENERGY INC			163,083
	SUPERIOR ENERGY SERVICES INC			30,505
	SVB FINL GROUP			49,189
	SYKES ENTERPRISES INC			54,826
	SYNEOS HEALTH INC			161,650
	SYNNEX CORP			225,463

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	SYNOVUS FINANICAL CORP			48,849
	TEGNA INC			27,186
	TERADYNE INC			72,770
	TETRA TECH INC			94,325
	TIMKEN CO			102,294
	TRINSEO SA			116,464
	TTEC HOLDINGS INC			151,078
	TUTOR PERINI CORP			83,507
	TWO HARBORS INVESTMENT CORP			271,296
	UMPQUA HOLDINGS CORP			78,975
	UNIVERSAL CORP			106,188
	VALVOLINE INC			142,919
	VERSUM MATERIALS INC			77,949
	WALKER & DUNLOP INC			260,192
	WESCO INTERNATIONAL INC			180,960
	WHITE MOUNTAINS INS GROUP			129,511
	WORLD FUEL SERVICES CORP			238,229
	WYNDHAM DESTINATIONS INC			80,568
	SUBTOTAL			16,981,404

	Total common stocks			66,236,319

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		118,993,026
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		35,510,793
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		118,785,955
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		257,926,487
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		84,633,798
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		18,498,833
	Total common and collective trusts			634,348,892

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		8,606,904
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		1,426,958
	Federated Treasury Obligations Fund - Institutional Shares	Short-Term Investments***		73
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		79,641,195
	Dodge & Cox Income Fund 1 Shares	Bond Fund		24,105,202
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		23,553,997
	Total mutual funds			137,334,329

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Synthetic GICs	Stable Value Fund
	RGA Reinsurance Co yield 2.265%
	Morley Stable Income Bond Fund Common and Collective Trust			43,196,004
	Principal Life Ins Co yield 2.207%
	Morley Stable Income Bond Fund Common and Collective Trust			43,263,504
	Transamerica Premier Life Ins Co yield 2.416%
	Morley Stable Income Bond Fund Common and Collective Trust			43,603,866
	Total Synthetic GICs			130,063,374

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		92,307,384
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		70,663,524
	BBH STIF Fund	Short-Term Investments***		2,931,126
*	Various participants****	Participant loans		23,802,908
	Total other investments			189,704,942

	Total Assets Held for Investment Purposes			$1,157,687,856

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $8,606,904 held in the Stable Value Fund, $2,931,126 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Funds, $1,426,958 in the Pinnacle West Stock Fund and $73 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2018, ranged from 4.25% to 9.25% with maturity dates ranging from 2019 to 2033. Presented net of $356,567 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 14, 2019	By	/s/ Donna M. Easterly
Donna M. Easterly
Vice President Human Resources & Ethics
Arizona Public Service Company